UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 33.300.29520-8

PUBLIC-HELD COMPANY

NOTICE TO THE MARKET

OI S.A. ANNOUNCES BOARD APPROVAL FOR

NEGOTIATIONS WITH CERTAIN FINANCIAL CREDITORS

RIO DE JANEIRO – MAY 16, 2016 – Oi S.A. (“Oi”) announced today that its Board of Directors approved the start of negotiations by Oi’s management in relation to the financial indebtedness of Oi and of its affiliated companies.

Oi and its advisors have scheduled meetings this week in New York to begin formal discussions with Moelis & Company, who acts as advisor for a diverse Ad Hoc Committee of holders of bonds issued by Oi and its subsidiaries, Portugal Telecom International Finance B.V. and Oi Brasil Holdings Coöpertief U.A. Oi requests holders of these bonds that are not currently members of the Ad Hoc Committee to contact Moelis & Company and to join the Ad Hoc Committee.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer